UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
333-109964-03
SEC FILE NUMBER
CUSIP NUMBER
(Check One): X Form 10-K ___ Form 20-F ___ Form 11-K ___ Form 10-Q ___ Form 10-D ___ Form N-SAR
___ Form N-SAR

For Period Ended: December 31, 2004
[ ] Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: Annual Independent Accountant's Report with respect to Accredited Home Lenders, Inc. as Master
Servicer.
____________________________________________________________________________________
PART I REGISTRANT INFORATION

Accredited Mortgage Loan Trust 2004-2
(Full Name of Issuing Entity)

Accredited Home Lenders, Inc.
(Full Name of Registrant)

____________________________________________________________________________________
Former Name if Applicable

Attention: General Counsel

15090 Avenue of Science
Address of Principal Executive Office (Street and Number)

San Diego, CA 92128
City, State and Zip Code

PART II Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without
| reasonable effort or expense;
| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
[X ]
| Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion
| thereof will be filed on or before the fifth calendar day following the prescribed due date; and
| ( c ) The accountant's statement or other exhibit required by Rule 12b-25 ( c ) has been attached if
| applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the
transition report portion thereof, could not be filed within the prescribed time period.

Accredited Home Lenders, Inc., the Registrant and the Administrator of the Issuing Entity, was unable to complete the Form 10-K within the proscribed time period because the Registrant's management was required to devote significant resources to the preparation of Forms 10-K for both Accredited Home Lenders Holding
Co. ("Accredited"), the Registrant's parent, and Registrant's subsidiary, Accredited Mortgage Loan REIT Trust, and to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 applicable to
Accredited.

PART IV OTHER INFORMATION

(1)
Name and telephone number of person to contact regard to this notification

Cynthia Reis
(312)
904-7830
(Name)
(Area Code)
(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934
or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
___X Yes ___ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof, ___ Yes _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________________

Accredited Home Lenders, Inc., as Master Servicer of Accredited Mortgage Loan Trust 2004-2 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005

By: /s/ James A. Konrath
Name: James A. Konrath
Title:
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).